Bidafi, Inc.
Statements of Cash Flows
(Unaudited)

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Cash flows from operating activities:		
Net loss	$ (5,329)	$ (2,469)
Changes in operating assets and liabilities:		
Net cash used in operating activities	(5,329)	(2,469)
Cash flows from investing activities		
Net cash used in investing activities	-	-
Cash flows from financing activities:		
Proceeds from issuance of common stock	-	1,000
Proceeds from shareholder loan Ken	5,280	1,360
Proceeds from shareholder loan Tim	49	1,209
Net cash provided by financing activities	5,329	3,569
Net cash increase for period	-	1,100
Cash at beginning of period	1,100	-
Cash at end of year	$ 1,100	$ 1,100
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ -	$ -
Interest	$ -	$ -